

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2023

Todd Davis
President and Chief Executive Officer
Endexx Corporation
38246 North Hazelwood Circle
Cave Creek, AZ 85331

       Re: Endexx Corporation
           Form 10-K for the Fiscal Year Ended September 30, 2022
           Filed January 13, 2023
           Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022
           Filed June 9, 2023
           File No. 000-30233

Dear Todd Davis:

      We issued comments to you on the above captioned filings on June 15, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 16, 2023.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services